United States securities and exchange commission logo





                             June 2, 2021

       Brian Elworthy
       General Counsel
       Toast, Inc.
       401 Park Drive, Suite 801
       Boston, MA 02215

                                                        Re: Toast, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 3,
2021
                                                            CIK No. 0001650164

       Dear Mr. Elworthy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 3, 2021

       Prospectus Summary, page 2

   1.                                                   Please provide the
basis for your statement that you are    a leading platform serving the
                                                        restaurant industry.
Clarify the criteria on which you based this statement, such as revenue or the number
of customers or market share.
       Our Opportunity, page 8

   2. Please disclose the assumptions and limitations of your serviceable addressable market which you estimate to
be approximately $15 billion. Clarify whether the estimate
                                                        includes all
restaurants in the United States or is limited to small and medium sized restaurants which
comprise the majority of your customers. Also, disclose the "average
 Brian Elworthy
Toast, Inc.
June 2, 2021
Page 2
         take rate" that you used to calculate the opportunity for transaction-based revenue from payments. Finally, provide context regarding your statement regarding international locations by disclosing the percentage of revenue currently generated outside of the
         United States.
Risk Factors
Risks Related to Our Business and Business Development, page 23

3. Please define "small- and medium- sized businesses" (SMBs) in the context of your customer base. Clarify whether SMBs are measured in terms of revenue, employees, and/or other criteria.
Risks Related to Our Partners and Other Third Parties, page 45

4. You state that you substantially rely on one third-party processor to facilitate payments on your platform. Please identify the payment processor and disclose the material terms of any contracts, including the term of the agreement and any termination provisions.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
84

5. You disclose the number of customers and the number of average guest orders as of
         March 2021. Please tell us what consideration you have given to including comparative information for prior periods.
Our Revenue Model, page 85

6. You state that Toast Capital is not a material component of your financial technology solutions revenue. Please specify the percentage of revenue generated by Toast Capital for all periods presented.
Annualized Recurring Run-Rate (ARR), page 86

7. Please explain to us the basis or rationale for ARR reflecting four times the trailing-three month cumulative payments component of MRR. Provide an example computation
       supporting your latest ARR metric. In addition, MRR is comprised in part of your "in-
       month adjusted payments services fees, exclusive of estimated transaction-based costs, which (you) refer to as the payments component of MRR." And as well, "MRR does not include fees derived from Toast Capital or related costs." How did you consider this
FirstName LastNameBrian Elworthy
       metric, which appears to be comprised of GAAP and non-GAAP elements, as
a
Comapany    NameToast,
       presentation      Inc.
                    not requiring disclosures under Item 10(e) of Regulation
S-K?
June 2, 2021 Page 2
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Toast, Inc. LastNameBrian Elworthy
Comapany
June 2, 2021NameToast, Inc.
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FirstName LastName
Key Business Metrics, page 87

8. You disclose that a key factor affecting your performance is the acquisition of new locations. Please tell us what consideration was given in disclosing key business metrics such as the number of customer locations and Gross Payment Volume by new and existing customers for the periods presented. Additionally, you disclose that as your customers generate more sales and therefore more Gross Payment Volume, you generally see higher financial technology solutions revenue. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to your subscription revenue and changes over the reported periods. Refer to
         Section III.B of SEC Release No. 33-8350.
Net Retention Rate (NRR), page 87

9. You state that your annual net retention rate was above 110% since 2015. To the extent material to an understanding of any trends, please disclose the specific annual net retention rate for each period presented. Discuss any material changes to the rate since
         2015.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 106

10. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
Business, page 118

11. Please provide more detail regarding your partner ecosystem and clarify whether you generate revenue when a customer utilizes your partner ecosystem. If material, please disclose the amount of revenue generated by partners.
Intellectual Property, page 129

12. Please revise your intellectual property disclosure to disclose the expiration dates for your
         U.S. patents.
Principal Stockholders, page 154

13. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities such as the entities affiliated with
         TCV.
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Shares Eligible for Future Sales, page 165

14.      Please disclose the exceptions to the lock-up agreements.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

15. You disclose that financial technology solutions revenue includes fees for payment-
         processing transactions and fees for marketing and servicing working capital loans to customers. Please tell us what consideration was given to disaggregating revenue by these categories. Refer to ASC 606-10-55-90 and 55-91.
Note 9. Stock-Based Compensation, page F-40

16. As a significant assumption, for each period presented, please disclose the common stock fair values used as an input in the determination of the fair value of your stock-based awards and options. Please refer to ASC 718-10-50-2(f)(2).
Exhibits

17. Please file your Senior Unsecured Convertible Promissory Note Purchase Agreement as
         an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Gregg Katz